Exhibit 99.92

Consent of SRK Consulting (U.S.), Inc.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	News release dated August 5, 2020;
(b)	Management's discussion and analysis for the three and six months ended May 31, 2020.
(c)	News release dated June 24, 2020;
(d)	News release dated June 3, 2020;
(e)	News release dated June 3, 2020;
(f)	News release dated May 5, 2020;
(g)	Management's discussion and analysis for the three months ended February 29, 2020;
(h)	Annual information form dated February 21, 2020;
(i)	Management's discussion and analysis for the year ended November 30, 2019;
(j)	News release dated January 30, 2020;
(k)	Management's discussion and analysis for the three and nine months ended August 31, 2019;
(l)	Management's discussion and analysis for the three and six months ended May 31, 2019;
(m)	News release dated April 17, 2019;
(n)	Technical report entitled "Independent Technical Report Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019; and
(o)	News release dated March 4, 2019.
SRK CONSULTING (U.S.), INC.

/s/ Ben Parsons
Name: Ben Parsons, MSc, MAusIMM (CP) Title: Principal Consultant (Resource Geology)

Dated: September 25, 2020